December 19, 2024

Geoffrey Gwin
Chief Executive Officer
Eastside Distilling, Inc.
755 Main Street
Building 4, Suite 3
Monroe, CT 06468

        Re: Eastside Distilling, Inc.
            Registration Statement on Form S-1
            Filed December 13, 2024
            File No. 333-283816
Dear Geoffrey Gwin:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 Filed December 13, 2024
General

1. Revise to include in this filing audited financial statements of Eastside Distilling as of and for the years ended December 31, 2023 and 2022, respectively, that have been retrospectively reclassified to present your Craft segment and the other effects of the
       Debt Agreement as discontinued operations pursuant to ASC Topic 205-
       20, Presentation of Financial Statements     Discontinued Operations.
Otherwise,
       advise us.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 December 19, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing